I/NET, Inc.

1608 W. 2225 S.

Woods Cross, UT  84087

January 19, 2007

U.S. Securities and Exchange Commission

Attn:  Jay Ingram

100 F. Street, N.E.

Washington, D.C.  20549

Re:

I/Net, Inc.

Preliminary Information Statement on Schedule 14C

File No. 0-23806

Date Filed:  December 29, 2006

Dear Mr. Ingram:

This letter is in response to your comments dated January 5, 2007 regarding the above referenced Information Statement on Schedule 14C.  Please note that the Company has revised its Preliminary Information Statement to include the information required by Items 11, 13 and 14 of Schedule 14A.  We have further included tabular information illustrating the effects of our reverse stock split, increase in authorized capital and changes resulting from our proposed transaction with Liberator Medical Supply.  Finally, we have included disclosure regarding Release No. 34-15230 and possible anti-takeover effects of the increase in authorized shares.

The Company hereby acknowledges:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or required further information, please so advise.

Very truly yours,

/s/ Jeff D. Jenson

Jeff D. Jenson

President